Exhibit 99.32

VOX ROYALTY REPORTS 2020 FINANCIAL RESULTS
AND STRONG GROWTH FROM 10 TO 50 ROYALTIES

GEORGE TOWN, CAYMAN ISLANDS – April 26, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”) is pleased to announce its operating and financial results for the quarter and year ended December 31, 2020. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “The Company’s significant achievements in 2020 have paved the way for another strong year for Vox investors in 2021. Vox started 2020 with one producing royalty, adding three further producing royalties through acquisitions and is now expected to finish 2021 with over seven producing royalties. This growth in producing royalties is expected to increase our annual royalty revenues by approximately C$2 million from 2020 to 2021. Our 40 operating partners continue to actively progress our exploration and development royalties towards production, which will support Vox’s growth into 2022 and beyond.”

Full Year 2020 Highlights

•	Completed a brokered and non-brokered private placement in May 2020 for aggregate gross proceeds of C$13.75M;

•	Completed a reverse take-over transaction and on May 25, 2020, began trading on the TSX Venture Exchange (“TSXV”) under the ticker “VOX”;

•	Recorded revenue of $126,227, with inaugural revenues from the Brauna royalty commencing in Q3 2020 and from the Higginsville (Dry Creek) royalty commencing in Q4 2020;

•	Maintained its industry-leading growth rate through the completion of 14 transactions to acquire a total of 30 royalties during the year;

•	Received independent research coverage initiated by Cantor Fitzgerald, Red Cloud Securities and Paradigm Capital Inc.;

•	Consolidated its low portfolio risk by increasing the number of its operating partners to over 40 during the period;

•	Completed the acquisition of a proprietary royalty database from Mineral Royalties Online Pty Ltd, which includes over 7,000 global royalties. The acquisition provides VOX with a first-mover advantage to execute non-brokered royalty transactions, and the majority of its 2019 and 2020 royalty transactions have been completed on this basis; and

•	Subsequent to December 31, 2020:

o	Completed an additional three transactions to acquire a further 10 royalties;

o	Completed an overnight marketed public offering for aggregate gross proceeds of C$16.85M;
o	Announced the appointment of Andrew Kaip to the Company’s Board of Directors; and

o	Held a meeting of Warrantholders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022. The Warrantholders unanimously voted in favour to amend the warrant to: (a) remove the compulsory call option held by the Company; and (b) in conjunction with the foregoing, extend the term of the warrants, such that the warrants now expire on May 14, 2023. Removing the compulsory call option unlocked C$2.3M of cash that was being held in reserve for the call option.

Fourth Quarter 2020 Highlights

•	Recorded revenue of $115,975 with inaugural revenues from the Higginsville (Dry Creek) royalty commencing in Q4 2020;

•	Over 34,000 metres of partner-funded drilling completed on Vox royalty-linked claims and tenements;

•	On November 10, 2020, announced entry into a binding purchase and sale agreement to acquire a strategic North American royalty portfolio from Breakwater Resources Ltd and other affiliates of parent group Nyrstar N.V., which was completed in January 2021;

•	On November 25, 2020, announced the acquisition of the development stage Brits vanadium royalty operated by Bushveld Minerals Limited; and

•	On November 13, 2020, the TSXV approved a Normal Course Issuer Bid (“NCIB”) made by the Company. Under the terms of the NCIB, the Company may purchase for cancellation up to 1,628,289 ordinary shares, being 5% of the 32,565,796 ordinary shares outstanding as at November 5, 2020, the date the Company filed the NCIB application with the TSXV.

For complete details, please refer to the Consolidated Financial Statements and associated Management Discussion and Analysis for the quarter and year ended December 31, 2020, available on SEDAR (www.sedar.com) or on the Company’s website ( www.voxroyalty.com).

2021 Outlook - Production Stage Assets

Based on operator guidance, Vox expects to increase its producing royalty asset count within its existing portfolio from four to seven, including:

•	Segilola: advanced construction 1.5% NSR royalty in Nigeria, capped at $3.5M, with Thor targeting first gold pour in Q2 2021;

•	Bulong: pre-construction 1% NSR royalty in Western Australia, with Black Cat targeting commencement of production in Q4 2021;

•	Koolyanobbing (Deception & Altair Pits): producing 2% FOB revenue iron ore royalty over part of the Deception Pit and all of the Altair Pit in Western Australia;

•	Higginsville (Dry Creek): producing grade-linked tonnage royalty in Western Australia, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits;

•	Brauna: producing 0.5% gross sales royalty interest in Brazil, South America’s largest operating diamond mine, currently mining one of 21 kimberlite occurrences on the property;

•	Janet Ivy: producing tonnage royalty in Western Australia, covering the Janet Ivy gold mine; and

•	Mt Moss: pre-restart 1.5% NSR royalty over base metal, magnetite and silver production from mining lease ML10171 which covers the Mt Moss Fe-Cu-Zn Skarn Project (“Mt Moss Mine”) located 150km NW of Townsville in northern Queensland, which was on care and maintenance when Vox acquired the royalty in 2020 with plans to be reopened in Q2 2021.

Market-Making Services

The Company announces that it has retained the services of Generation IACP Inc. (“GIACP”) for market-making services in accordance with TSXV policies.

For the purposes of assisting in maintaining an active and orderly trading in the market of the Company’s securities, GIACP has been engaged on an arm’s-length basis to contribute to market liquidity and depth. In consideration for the services provided, the Company will pay a monthly fee of C$7,500 in advance out of its cash on hand for an initial six-month term, and such term will automatically renew for subsequent three-month periods unless the Company provides written notice of termination to GIACP at least 30 days’ prior to end of the term. GIACP will not receive any shares or options as compensation for the arrangement and does not hold any interest, directly or indirectly, in Vox or its securities. GIACP is a registered dealer regulated by the Investment Industry Regulatory Organization of Canada and its head office is located at 22 St. Clair Avenue East, 18th Floor, Toronto, ON, M4T 2S3.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Technical and Third Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2021 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact:

Kyle Floyd	Pascal Attard
Vox Royalty Corp., Chief Executive Officer	Vox Royalty Corp., Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com